UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

As previously reported on Form 6-K on September 17, 2019, on September 16, 2019, Medigus Ltd. (the “Company”), entered into a Securities Exchange Agreement (the “Exchange Agreement”), by and between the Company and Intellisense Solutions Inc., a Nevada corporation (“Intellisense”).

On December 26, 2019 (the “Closing”), the Company and Intellisense consummated the Exchange Agreement, and as a result the Company assigned, transferred and delivered 100% of its holdings in its wholly-owned subsidiary, ScoutCam Ltd., an Israeli company (“ScoutCam”) to Intellisense, in exchange the Company received (i) common stock representing 60% of Intellisense’s issued and outstanding share capital as of the Closing, and (ii) in the event ScoutCam achieves $33,000,000 in aggregate sales within the first three (3) years immediately following the Closing, the Company will receive additional shares of Intellisense’s common stock representing 10% of its outstanding share capital as of the Closing. Simultaneous with the Closing, Intellisense consummated a financing transaction in the aggregate amount of $3.3 million based on a company post-money valuation of $13.3 million.

In connection with the consummation of the Exchange Agreement, on December 31, 2019, Professor Benad Goldwasser informed the Company that he will be stepping down as chairman of the board of directors of the Company in order to concentrate his time and efforts on ScoutCam’s current and future business endeavors.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration Nos. 333-221019, 333-206803 and 333-229429).

Exhibit No.	Description

99.1	Press Release titled: “Medigus and Intellisense Close Merger” dated January 2, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: January 2, 2020	By:	/s/ Tatiana Yosef
Tatiana Yosef
Chief Financial Officer

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